Exhibit 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

Years Ended May 31, 2016, 2015, 2014, 2013 and 2012

	Year Ended May 31,
(Dollars in thousands)	2016	2015	2014	2013	2012
Earnings:
Net income (loss)	$(51,516)	$(18,927)	$192,926	$358,087	$(148,797)
Add: Fixed charges	681,850	635,684	654,655	692,025	761,849
Less: Interest capitalized(1)	—	—	—	—	(71)
Income available for fixed charges	$630,334	$616,757	$847,581	$1,050,112	$612,981

Fixed charges:
Interest on all borrowings(2)	$681,850	$635,684	$654,655	$692,025	$761,778
Interest capitalized	—	—	—	—	71
Total fixed charges	$681,850	$635,684	$654,655	$692,025	$761,849

Ratio of earnings to fixed charges	0.92	0.97	1.29	1.52	0.80
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(1)Interest capitalized consists of interest paid in connection with financing the construction of our new headquarters building during the construction period.
(2) Interest expense includes the amortization of discounts and issuance costs.